EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1
Telephone:  (604) 687-4622 Fax:  (604) 687-4212

INFORMATION CIRCULAR

(As at April 30, 2008, except as otherwise indicated.)

This Information Circular is furnished in connection with the solicitation of proxies by the management of EMGOLD MINING CORPORATION (the "Company") for use at the annual general meeting of the Company to be held on June 20, 2008 (the “Meeting”), and at any adjournments thereof.

Unless the context otherwise requires, references to the Company include the Company and its subsidiaries, if any.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

Revocability of Proxy

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s duly authorized attorney in writing or, if the registered shareholder is a corporation, under its corporate seal and by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be in writing duly executed bearing a later date and delivered either to Computershare Investor Services Inc. or to the registered office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.  In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder’s common shares in the Company ("Shares").  A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

Proxy Instructions

Appointment Of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

Voting By Proxy

Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Annual General Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion And Return Of Proxy

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax to 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Registered And Non-Registered Holders

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form, as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as set out herein, no Director or executive officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue an unlimited number of common shares (“Shares”) and an unlimited number of First Preference Shares (“Preference Shares”).  As at May 16, 2008, there were 157,379,642 Share and 3,948,428 Preference Shares issued and outstanding.  The holders of Shares are entitled to one vote for each Share held.  Only holders of Shares of record at the close of business on May 16, 2008, will be entitled to receive notice of and to vote at the Meeting.  Holders of Preference Shares as a class are not entitled to receive notice of, attend or vote at the Meeting.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to all Shares of the Company except the following:

Name	No. of Shares Owned or Controlled	Percentage of Outstanding Shares
RAB Special Situations (Master) Fund Limited	31,120,540	19.89%

Election of Directors

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at six (6).

The Company is required to have an Audit Committee.  The Company also has a Corporate Governance and Compensation Committee and a Health, Safety and Environmental Committee.  Committee members are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Shares beneficially owned or, directly or indirectly, Controlled (1)
William J. Witte (5) British Columbia, Canada Director	President and CEO of the Company’s wholly-owned U.S. subsidiary, Golden Bear Ceramics Company	Since June 16, 1999	575,040
Sargent H. Berner (3) British Columbia, Canada Co-Chairman, Co-CEO & Director	Businessman, President, Kent Avenue Consulting Ltd.	Since May 30, 1991	439,668
Robin A. W. Elliott(3)(4) British Columbia, Canada Director	Partner, Manning Elliott LLP, Chartered Accountants	Since June 22, 2006	125,000 (2)
Kenneth R. Yurichuk(3)(4)(5) Ontario, Canada Co-Chairman, Co-CEO & Director	Partner, Bobot & Yurichuk LLP, Chartered Accountants	Since June 22, 2006	50,000
David G. Watkinson (5) California, USA President, COO & Director	See below	Since October 16, 2007	188,000
Stephen J. Wilkinson (3)(4) British Columbia, Canada Director	See below	Since July 25, 2007	275,000

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2008, based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such Shares are held directly.

(2)

All of these Shares are held indirectly in the name of Gower Point Investments Ltd., a private holding company controlled by Robin A. W. Elliott and his spouse.

(3)

Audit Committee.

(4)

Corporate Governance and Compensation Committee.

(5)

Health, Safety & Environmental Committee.

David G. Watkinson

Besides his duties as President and COO of the Company, Mr. Watkinson also serves as President and Chief Executive Officer of the Company’s wholly-owned U.S. subsidiary, the Idaho-Maryland Mining Company.

Mr. Watkinson is a registered professional engineer with over 20 years of professional experience in underground and open pit mine development, including mine permitting, engineering, feasibility, construction, and operations.  In addition, he has extensive experience in project management, having taken projects from grass roots start-up to successful operating status.  Mr. Watkinson has been responsible for management of large capital projects and operations in Canada, the United States and the

Philippines.  He has held progressively senior positions with Placer Dome Inc., Kinross Gold Corporation, Thyssen Mining Construction and Vulcan Materials Company.  Mr. Watkinson holds a B.Sc. in Applied Science, Mining Engineering, from Queen's University in Kingston, Ontario (1985).

Stephen J. Wilkinson

Mr. Wilkinson is President and Chief Executive Officer of ValGold Resources Ltd. and Chairman of NovaDX Ventures Corp., a publicly traded junior merchant banking company specializing in raising capital and providing advisory services to early-stage junior resource companies.  Mr. Wilkinson was President, Chief Executive Officer and Director of Northern Orion Explorations Ltd. during its successful restructuring over the period from 1999 to 2002 and from 1996 to 1999, he was the Vancouver based mining analyst for RBC Dominion Securities Inc., responsible for small capitalization and gold and base metal companies.  Mr. Wilkinson holds an MBA from Clarkson University, Potsdam New York, a M.Sc. (Geology) from Carleton University and B.Sc. (Geology) from the University of Western Ontario.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company.

To the knowledge of the Company, no proposed Director:

(a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director.

Executive Compensation

The following table (presented in accordance with National Instrument Form 51-102F6 ("Statement of Executive Compensation" ("Form 51-102F6")) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2007, and the other three most highly compensated executive officers of the Company as at December 31, 2007, whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").  All amounts are in Canadian dollars unless otherwise stated.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary (1)	Bonus	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion ($)
William J. Witte (2) President and Chief Executive Officer	2007	$104,547	Nil	$140,000	250,000 (3)	Nil	Nil	Nil
	2006	$124,408	Nil	Nil	Nil	Nil	Nil	Nil
	2005	$124,029	Nil	Nil	Nil	Nil	Nil	Nil
Shannon M. Ross Chief Financial Officer	2007	$45,098	Nil	Nil	250,000 (3)	Nil	Nil	Nil
	2006	$46,396	Nil	Nil	Nil	Nil	Nil	Nil
	2005	$59,164	Nil	Nil	Nil	Nil	Nil	Nil
Sargent H. Berner (2) Co-Chairman and Co-CEO	2007	Nil	$7,000	$57,500	1,500,000 (3)	Nil	Nil	Nil
	2006	--	--	--	--	--	--	--
	2005	--	--	--	--	--	--	--
Kenneth R. Yurichuk (2) Co-Chairman and Co-CEO	2007	Nil	$7,000	$49,000	1,500,000 (3)	Nil	Nil	Nil
	2006	--	--	--	--	--	--	--
	2005	--	--	--	--	--	--	--
David G. Watkinson (2) President and COO	2007	US$185,000	$7,000	Nil	1,000,000 (3)	Nil	Nil	Nil
	2006	US$109,074	Nil	Nil	150,000 (4)	Nil	Nil	Nil
	2005	--	--	--	--	--	--	--
Ian Chang (2) Vice President, Project Development	2007	$169,874	Nil	$94,212	250,000 (3)	Nil	Nil	Nil
	2006	$126,536	Nil	Nil	Nil	Nil	Nil	Nil
	2005	$126,158	Nil	Nil	Nil	Nil	Nil	Nil
David Sinitsin (2) Vice President, Engineering and Construction	2007	$153,743	Nil	$93,333	250,000 (3)	Nil	Nil	Nil
	2006	$109,074	Nil	Nil	150,000 (4)	Nil	Nil	Nil
	2005	--	--	--	--	--	--	--

(1)

During the years ended December 31, 2007, 2006 and 2005, management, administrative, geological and other services were provided to the Company on a full cost recovery basis by LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company (See “Management Contracts” for further information).

(2)

Messrs. Witte, Chang and Sinitsin resigned as officers of the Company effective July 25, 2007, but remain as officers of one of the Company’s wholly-owned U.S. subsidiaries.  Messrs. Berner and Yurichuk were appointed as Co-Chairmen and Co-CEOs on July 25, 2007.  Mr. Watkinson was the Company’s VP, Operations from June 22, 2006 to July 25, 2007, and was subsequently appointed COO of the Company on July 25, 2007, and President of the Company on October 16, 2007.

(3)

These incentive stock options were granted December 11, 2007, and are exercisable at $0.15 per Share until December 11, 2012.

(4)

These incentive stock options were granted November 22, 2006, and are exercisable at $0.29 per Share until November 22, 2011.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid.

Option/SAR Grants During the
Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's stock option plan during the most recently completed financial year to each of the Named Executive Officers.

Name	Securities Under Option/SARs Granted  (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
William J. Witte	250,000	3.2	0.15	0.12	11-Dec-2012
Shannon M. Ross	250,000	3.2	0.15	0.12	11-Dec-2012
Sargent H. Berner	1,500,000	19.0	0.15	0.12	11-Dec-2012
Kenneth R. Yurichuk	1,500,000	19.0	0.15	0.12	11-Dec-2012
David G. Watkinson	1,000,000	12.7	0.15	0.12	11-Dec-2012
Ian Chang	250,000	3.2	0.15	0.12	11-Dec-2012
David Sinitsin	250,000	3.2	0.15	0.12	11-Dec-2012

(1)

These options vest immediately upon grant.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

There were no stock options exercised by the Named Executive Officers of the Company during the year ended December 31, 2007.  The following table sets forth the number of unexercised options held by the Named Executive Officers and the financial year-end value of the unexercised options on an aggregated basis.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
William J. Witte	Nil	Nil	1,300,000/0	19,000/0
Shannon M. Ross	Nil	Nil	700,000/0	10,000/0
Sargent H. Berner	Nil	Nil	1,895,000/0	65,850/0
Kenneth R. Yurichuk	Nil	Nil	1,650,000/0	60,000/0
David Watkinson	Nil	Nil	1,150,000/0	40,000/0
Ian Chang	Nil	Nil	500,000/0	10,000/0
David Sinitsin	Nil	Nil	400,000/0	10,000/0

(1)

Dollar value is equal to the number of options times the difference between the market value of the securities underlying the options or SARs at exercise or financial year-end, respectively, and the exercise of base price of the options or SARs.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company accepted the resignation of William J. Witte, as President and Chief Executive Officer of the Company during 2007.  Mr. Witte continues to serve as a director of The Company but is no longer an employee.  Ian Chang, Vice-President, Project Development and David Sinitsin, Vice-President, Engineering and Construction also resigned from the Company during 2007.  Severance costs with respect to these individuals were US$329,000.

All employees in Canada work through a management and administrative services agreement with LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Certain employees perform services on an almost full-time basis for the Company through LMC.  There are no direct employment contracts between the Company and any Named Executive Officer employed in Canada, as all services are provided through LMC.

Except as disclosed, the Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has an equity compensation plan in the form of a stock option plan (the “Plan”) which is administered by the Directors of the Company.  The maximum number of Shares reserved for grant to eligible participants under the Plan is 10% of the Company's issued and outstanding Shares at the time of grant.  The Plan was established to assist the Company in attracting, retaining and motivating Directors, officers and employees of the Company and of its subsidiaries and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire Shares in the capital of the Company.  The price per Share at which any Share which is the subject of an option may be purchased shall be determined by the Directors at the time the option is granted, provided that such price shall be not less than the closing price of the Shares on the TSX Venture Exchange (the "Exchange") or if the Shares are not then listed on the Exchange, on the most senior of any other exchange on which the Shares are then traded, on the last trading day immediately preceding the date of grant of such option.

On December 11, 2007, 7,890,000 stock options were granted to Directors, officers, employees and consultants of the Company at a price of $0.15 per Share.  Of these stock options, 5,750,000 were granted to Directors of the Company.

Consulting fees of $57,500 were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a Director, Sargent H. Berner.

Consulting fees of $49,000 were paid directly to 759924 Ontario Ltd., a private company controlled by an officer and director, Kenneth R. Yurichuk.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	13,698,000	$041	1,950,964(2)
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	13,698,000

(1)

The only “equity compensation plan” in place is the Company’s stock option plan.  See “Compensation of Directors” at Item 8 above.

(2)

As at December 31, 2007 based on the Company's issued and outstanding share capital as at that date.

Indebtedness of Directors and Executive Officers

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

Interest of Informed Persons in Material Transactions

An informed person is one who generally speaking is a Director or executive officer or is a 10% shareholder of the Company.  To the knowledge of management of the Company, no informed person or nominee for election as a Director of the Company or associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out herein.

1.

In the year ended December 31, 2007, US$1,040,124 in management, administrative, geological and other services have been provided by LMC.  Currently, the Company has a 25% interest in LMC valued at $1.  There is no difference between the cost of the investment in LMC of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.  Under the terms of the service agreement, three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

2.

Bonus payments totalling $28,000 were paid directly to Kent Avenue Consulting Ltd., a private company controlled by an officer and director; Sargent H. Berner; 759924 Ontario Ltd., a private company controlled by an officer and director, Kenneth Yurichuk, and to two directors of the Company.  These amounts were included in office and administration expenses.

3.

Consulting fees of $49,000 were paid directly to 759924 Ontario Ltd., a private company controlled by an officer and director, Kenneth R. Yurichuk. Consulting fees of $57,500 were paid indirectly by the Company through LMC to Kent Avenue Consulting Ltd., a private company controlled by an officer and director, Sargent H. Berner.

4.

Directors’ fees totalling $20,175, which were included in salaries and benefits, were paid to two independent directors of the Company.

Appointment of Auditor

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Suite 700, 250 Howe Street, Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Management Contracts

The Company has a Shareholder and Operating Agreement with LMC Management Services Ltd., whereby management, administrative, geological and other services are provided by LMC, a private company held jointly by the Company and other public companies, formed to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  See “Interest of Informed Persons in Material Transactions - Services Agreement” above for further information.

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Policy 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's Board consists of six Directors, two of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110.  Robin A. W. Elliott and Stephen J. Wilkinson are independent.  William J. Witte in not independent as he is an officer of the Company’s wholly owned subsidiary.  Sargent H. Berner, Kenneth R. Yurichuk and David G. Watkinson are not independent as they are all officers of the Company.

Management Supervision by Board

The CEO and CFO report upon the operations of the Company, on an annual basis directly to the independent Directors of the Board without the presence of non-independent Directors.   The independent directors held several informal meetings without the presence of the Chair and President during the year ended December 31, 2007.  The independent Directors are also encouraged to meet at any time they consider necessary without any members of management including the non-independent Directors being present.  The Company's auditors, legal counsel and employees may be invited to attend.  The audit committee is composed of a majority of independent Directors who meet with the Company's auditors without management being in attendance.  The independent Directors exercise their responsibilities for independent oversight of management through a strong Corporate Governance and Compensation Committee.  The Board has appointed Stephen J. Wilkinson as Chairman of the Corporate Governance and Compensation Committee to assist the Board in being effective, cohesive and independent from management.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in Schedule "A" attached to this Information Circular.

Participation of Directors in Board Meetings

In the year ended December 31, 2007, sixteen (16) Board meetings were held.  The attendance record of each Director at the Board meetings held in 2007 is as follows:

Name of Director	No. of Board Meetings
William J. Witte	16
Sargent H. Berner	16
John King Burns (1)	8
Kenneth R. Yurichuk	16
Robin A. W. Elliott	15
David G. Watkinson (2)	1
Stephen J. Wilkinson (3)	4

(1)

Mr. Burns resigned as a Director effective July 27, 2007.

(2)

Mr. Watkinson was appointed to the Board of Directors on October 16, 2007.

(3)

Mr. Wilkinson was appointed to the Board of Directors on July 25, 2007.

Board Mandate

The Board has adopted a Board of Directors Mandate, the text of which is attached as Schedule “B” to this Information Circular.

Position Descriptions

The Board has adopted position descriptions for the Chair of the Board the CEO and for the chairs of each of its committees.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.

 information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies;

2.

access to recent, publicly filed documents of the Company, technical reports and internal financial information;

3.

access to management ; and

4.

information regarding .

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.  Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as essential to the success of the Company and meeting its responsibilities to shareholders.

The Board has adopted a Code of Conduct (the "Code") that is currently under revision and will be posted on its website at www.emgold.com and under the Company's profile at www.sedar.com.  The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board or the Corporate Governance and Compensation Committee.  The Corporate Governance and Compensation Committee also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code.  The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a Director or executive officer that constitutes a departure from the Code.

The Board requires that Directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The members of the Corporate Governance and Compensation Committee are Stephen J. Wilkinson, Kenneth R. Yurichuk and Robin A. W. Elliott.  The Corporate Governance and Compensation Committee has responsibility for identifying potential Board candidates.  The Corporate Governance and Compensation Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.  Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the CEO

The Corporate Governance and Compensation Committee has responsibility for reviewing compensation for the Directors and senior management.

To determine compensation payable, the Corporate Governance and Compensation Committee review compensation paid for Directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the Directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation, the Corporate Governance & Compensation Committee annually review the performance of the CEO in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Other Board Committees

In addition to the Audit Committee and Corporate Governance and Compensation Committee the Company has a Health, Safety and Environmental Committee which monitors compliance with environmental and safety standards and sets environmental and safety policy.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the Directors and its committees to determine whether changes in size,

personnel or responsibilities are warranted.  To assist in its review, the Board conducts informal surveys of its Directors, receives an annual report from the Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness.  As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Audit Committee

The Audit Committee of the Board facilitates effective Board decision-making by providing recommendations to the Board on matters within its responsibility.  The Board considers the Audit Committee essential to the effective functioning of the Board.

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices.  The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders.  The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public.  The Audit Committee meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate.  The Company has adopted a Charter, which mandates that a majority of the members of the Audit Committee be independent Directors.

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes.  Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.  The Committee’s primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•

Review and appraise the performance of the Company’s external auditors.

•

Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three Directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)

Review and update this Charter annually.

(b)

Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)

Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)

Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)

Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)

Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)

Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.

such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)

Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)

Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)

Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)

Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)

Review certification process.

(j)

Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Robin A. W. Elliott	Independent (1)	Financially Literate (1)
Stephen J. Wilkinson	Independent (1)	Financially Literate (1)
Kenneth R. Yurichuk	Not Independent (1)	Financially Literate (1)

(1)

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2007	$58,948	$7,949	$12,250	$400 (CPAB)
2006	$40,000	$3,332	$6,500	$165(CPAB)

Particulars of Matters to be Acted Upon

(a)

Approval and Ratification of 10% Rolling Stock Option Plan

The Board of Directors of the Company implemented a stock option plan (the "Plan") effective April 29, 2005, which was approved by the Exchange and the shareholders of the Company and ratified by shareholders at the Company's 2006 Annual General Meeting.  The number of Shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding Shares at the time of the grant.  In addition, the number of Shares which may be reserved for issuance to any one individual may not exceed 5% of the issued Shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

"UPON MOTION BE IT RESOLVED that the Company approve and ratify the Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company’s issued and outstanding shares being reserved to any one person on a yearly basis."

The purpose of the Plan is to allow the Company to grant options to Directors, officers, employees and consultants, as an incentive for performance, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company’s Shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange.  Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to Directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.  The Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.  The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Plan will be available for review at the Meeting and a copy may be obtained by request prior to the Meeting from the Corporate Secretary at (604) 687-4622.

The resolution requires the affirmative vote of a simple majority of votes cast on the resolution at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Plan.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at (604) 687-4622 to request copies of the Company’s financial statements and related MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

DATED at Vancouver, British Columbia, this 26th day of May, 2008.

signed "Sargent H. Berner"

signed "Jonathan L. Fogg"

SARGENT H. BERNER                                            JONATHAN L. FOGG
Co-Chairman & Co-CEO

CFO

Schedule “A”

This Schedule “A” lists the participation of the Directors and proposed Directors of the Company in other reporting issuers as at April 30, 2008.

Name of Director	Name of Reporting Issuer
William J. Witte	Director of ValGold Resources Ltd.
Sargent H. Berner

Director of:  Aurizon Mines Ltd., CSCRF 2005 No. 1, 2006 No.1 and 2006 No.2 Limited Partnerships, Cream Minerals Ltd., Sultan Minerals Inc., ValGold Resources Ltd., NovaDX Ventures Corp., Titan Logix Corp., Olivut Resources Ltd., Palo Duro Energy Inc., Bordeaux Energy Inc., Pacific Ridge Exploration Ltd. and Magnate Ventures Inc.

Kenneth R. Yurichuk

Director of:  Mavrix Balanced Income and Growth Trust, Mavrix Fund Management Inc., ValGold Resources Ltd. and NovaDX Ventures Corp.

Director or executive officer of an insider of:  Mavrix Resource Fund 2004 – II Limited Partnership and Mavrix Resource Fund 2004 Limited Partnership.

Stephen J. Wilkinson

Director of:  Pacific Stratus Energy Ltd. (formerly Pacific Stratus Ventures Ltd.), NovaDX Ventures Corp., and HMZ Metals Inc.

Director and executive officer of ValGold Resources Ltd., and director and executive officer of the General Partner of  Canadian Small Cap Resource Fund (“CSCRF”) 2005 No.1, CSCRF 2006 No.1 and No.2, and CSCRF 2007 No. 1 and No. 2 Limited Partnerships.

Robin A. W. Elliott	None
David G. Watkinson	None

Schedule B

BOARD OF DIRECTORS MANDATE

(1)

Board’s Purpose

The duties and responsibilities of Directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board of Directors.  The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian and U.S. legal and regulatory requirements.

Directors are accountable to the shareholders of the Company.

(2)

Board’s Mandate

The Board of Director s shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation.  Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.  One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.  The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans.  Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.  The Board’s strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

The Board also meets to:  plan for the future growth of the Company; identify risks of the Company’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements.  The Board reviews financial performance quarterly.  Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces.  When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

(3)

Composition

To the extent applicable, the Board of Directors shall be comprised with a majority of individuals who qualify as "unrelated" directors.

In deciding whether a particular Director is a “related Director” or an “unrelated Director”, the Board of Directors shall examine the factual circumstances of each Director and consider them in the context of factors considered to be relevant.

Under the Exchange Guidelines, an “unrelated director” means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

Under the Exchange Guidelines, a “significant shareholder” means a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.  The Board considers that it is constituted with an appropriate number of directors who are not related to either the corporation or a significant shareholder.

(4)

Independence from Management

All committees of the Board shall be made up of a majority of non-management directors.

The Company’s Executive Compensation and Corporate Governance Committee and Audit Committee are authorized to approve, in circumstances that they consider appropriate, the engagement of outside advisers at the Company’s expense.

(5)

Specific Responsibilities and Duties

The Board’s mandate includes the following duties and responsibilities:

(a)

Reviewing and approving any proposed changes to the Company’s memorandum or articles.

(b)

Be responsible for, and take appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

(c)

Approving payment of distributions to shareholders.

(d)

Approving any offerings, issuances or repurchases of share capital or other securities.

(e)

Approving the establishment of credit facilities and any other long-term commitments.

(f)

Selecting and appointing, evaluation of and (if necessary) termination of the CEO and CFO, and approving the hiring of any other senior executive or officer.

(g)

Succession planning and other human resource issues.  The appointment of all corporate officers requires Board authorization.

(h)

Approving the compensation of the senior executive officers, including performance bonus plans and stock options.

(i)

Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

(j)

Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

(k)

Reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

(l)

Reviewing policies and processes to ensure that the Company’s internal control and management information systems are operating properly.

(m)

Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

(n)

Approving the Company’s code of business ethics, which includes a communications policy for the Company, and monitoring its application.

(o)

Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

(p)

Arranging formal orientation programs for new directors, where appropriate.

(6)

Directors’ Remuneration and Expenses

The directors’ remuneration is fixed by the Board upon the recommendation of the Executive Compensation and Corporate Governance Committee.  The Directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as Directors.

(7)

Board Meetings Process

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

(a)

Responsibility for Convening

Regular meetings of the Directors may be called and held at such time and at such place as the Board may by resolution from time to time determine.  Any Director may call a meeting of the Board at any time.

(b)

Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by mail or by telephone or any other method of transmitting legibly recorded messages.  A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

(c)

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to the articles of the Company.

(d)

Chairman

The Chairman of the board and the Lead Director, if any, shall be elected annually at the first meeting of the Directors following the shareholders meeting.

(e)

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution and in case of any equality of votes, the Chairman has a second or casting vote.

(f)

Order of Business

The Board shall endeavor to conduct its business effectively and efficiently.  Accordingly, it shall be normal procedure to provide Directors with the agenda and materials at least five business days ahead of time in order that they may arrive at the meeting fully prepared.

(g)

Board meetings shall normally proceed as follows:

Review and approval of the minutes of the preceding meeting;
Business arising from the previous minutes;
Reports of committees;
President’s report, financial and operational reports;
Other business;
Setting the date and time of the next meeting; and
Adjournment

(h)

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting.  Minutes of the committees meetings will be given to each Board member.

(8)

Lead Director

The Board may designate an outside, unrelated director to serve as “Lead Director” with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.

This Board of Directors Mandate was adopted by the Board of Directors of Emgold Mining Corporation effective September 1, 2005.

MANDATE OF THE LEAD DIRECTOR

(1)

The Board may designate an outside, unrelated director to serve as “Lead Director” with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.

(2)

Specific Role and Responsibility:

(a)

Ensure that the Board works as a cohesive team under his/her leadership and that Board meetings are conducted in such a manner that facilitates the exchange of constructive and objective points of view, and encourages all directors to participate in such a way that is conducive to good decision-making.

(b)

Ensure that the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements.

(c)

Reviews the Board meeting agendas to ensure that matters are brought up in a timely fashion, and that they are documented in a manner that allows the making of well informed decisions and provide input to the Chairman on the preparation of agendas for Board and committee meetings.

(d)

Ensure that a process is in place to monitor legislation and best practices which relate to the responsibilities of the Board, to assess the effectiveness of the overall Board, its committees, and individual directors on a regular basis.  Consult with the Chairman and the Board on the effectiveness of Board Committees.

(e)

Ensure delegated committee functions are carried out and reported to the Board.

(f)

Ensure that independent directors have adequate opportunities to meet to discuss issues without Management present.

(g)

Chair Board meetings when appropriate or when the Chairman is not in attendance.

(h)

Communicate to management, as appropriate, the results of private discussions among outside directors and ensure that the expectations of the Board towards management and those of management towards the Board are clearly expressed in a respectful and constructive manner.

(i)

Oversee the evaluation of the performance of the President and CEO, the CFO and other senior executives or officers, and assume the responsibility of executing a potential decision of the Board to dismiss the President and CEO.

(j)

Oversee the Board’s obligation to discharge all its fiduciary obligations and that the Company implements its code of ethics.

This Mandate of the Lead Director was ratified and approved by the Board of Directors of Emgold Mining Corporation effective September 1, 2005.